Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

February 3, 2021

CORRESPONDENCE FILED VIA EDGAR

Anne Parker, Office Chief

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Marvell Technology, Inc.

Registration Statement on Form S-4

Filed December 22, 2020

File No. 333-251606

Dear Ms. Parker:

On behalf of Marvell Technology, Inc. (the “Company”), we are submitting responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 19, 2021 (the “Comment Letter”) related to the above-noted Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company with the Commission on December 22, 2020.

This response letter is being submitted to the Staff via EDGAR and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement is being filed electronically via EDGAR today.

For your convenience, each of the Staff’s comments is reproduced in its entirety in italics below and is followed by the corresponding response of the Company. Terms not otherwise defined in this response letter have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-4

Summary, page 18

1.

We note the use of defined terms such Inphi Acquisition Proposal and Inphi Acquisition Inquiry on pages 30-32, and the cross reference to other sections of the document. Please briefly explain in the Summary section the meaning of these terms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 30 to 33 of Amendment No. 1.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Service Centers: Johannesburg Louisville. Legal Services Center: Berlin. For more information see www.hoganlovells.com

Marvell Technology, Inc.	- 2 -	February 3, 2021

HoldCo may be unable to realize anticipated cost synergies, page 41

2.	Please elaborate on the nature of the synergies and quantify them if possible. Please also quantify, if practical, the substantial costs involved in the mergers.

Response: As disclosed, the Mergers are expected to generate annual run-rate synergies of $125 million to be realized within 18 months after completion of the Mergers. In response to the Staff’s comment, the Company has revised the disclosure on page 42 of Amendment No. 1 to elaborate on the nature of the synergies and to quantify the estimated pre-tax costs to achieve the anticipated synergies. The Company respectfully advises the Staff that the various components of such synergies cannot be easily quantified because the estimate is subject to a number of assumptions and judgments by management, including with respect to significant qualitative factors such as personnel matters and future productivity improvements. Accordingly, the Company has determined that it would not be practical to provide additional disclosure further quantifying the anticipated synergies.

The Company has also revised the disclosure on page 42 of Amendment No. 1 to quantify the anticipated transaction fees and expenses related to the Mergers.

The HoldCo Charter provides that the Court of Chancery of the State of Delaware, page 47

3.

We note that your disclosure that your exclusive forum provision does not apply to actions arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. We also note your exclusive forum provision designates the federal district courts of the United States of America as the forum for any complaint asserting a cause of action under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please ensure that the scope of your provision described on pages 47 and 204 are consistent with Article XI of your amended and restated certificate of incorporation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 48, 207 and 232 of Amendment No. 1. Furthermore, the Company proposes to include, for as long as applicable, in its future annual reports on Form 10-K a statement in a related risk factor that the exclusive forum provision does not apply to actions arising under the Exchange Act, as well as related disclosure in all future filings that call for disclosure under Item 202 of Regulation S-K, consistent with the disclosure included in Amendment No. 1.

Background of the Mergers, page 88

4.	Please revise to disclose in greater detail the negotiations regarding the amount of the termination fees.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 96 to 99 in Amendment No. 1 to disclose in greater detail the negotiations regarding the amount of the termination fees.

Marvell Technology, Inc.	- 3 -	February 3, 2021

5.

We note throughout this section that you reference potential synergies discussed at various meetings. Please revise your disclosure throughout to describe the particular synergies that were discussed at each meeting, including identifying the particular synergies and benefits and quantifying them as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 91, 93 and 94 in Amendment No. 1 to clarify the discussions at meetings held on September 21, 2020, September 22, 2020, October 4, 2020 and October 8, 2020. The Company respectfully advises the Staff that the discussions with respect to potential synergies at the meetings held on September 21, 2020, September 22, 2020 and October 4, 2020 were general and not quantitative in nature.

6.

Please expand your disclosure regarding Inphi’s discussions with unsolicited third party, the three additional parties contacted by Qatalyst Partners in 2019, and the third party contacted by Dr. Tamer in 2020. Please expand your disclosure to discuss in greater detail these other potential parties, including their size and material attributes, and the reasons they were not pursued.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and 91 in Amendment No. 1.

Litigation Related to the Mergers, page 147

7.	We note that a complaint has been filed against Inphi in the Southern District of New York. Please revise your disclosure to describe any litigation in connection with the Mergers.

Response: The Company has revised the disclosure on pages 33, 40, 41, 149 and 150 in Amendment No. 1 to briefly describe the complaints that have been filed in connection with the Mergers prior to the date hereof.

* * * * *

Thank you for your consideration of the points contained in our responses. Please contact me at (212) 918-3599 or lillian.tsu@hoganlovells.com if you have any questions or need any additional information.

Sincerely,

/s/ Lillian Tsu

Lillian Tsu
Partner
Hogan Lovells US LLP

cc:	Mitchell L. Gaynor, Marvell Technology, Inc.

Richard E. Climan, Hogan Lovells US LLP

Christopher R. Moore, Hogan Lovells US LLP